UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2021

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K are press releases of Silence Therapeutics plc (the Company), each dated January 6, 2021, announcing the appointments of Craig Tooman as Chief Financial Officer of the Company and member of the Silence Executive Leadership Team, effective immediately and Michael H. Davidson, MD, as a Non-Executive Director of the Company, effective immediately.

In connection with his appointment and in accordance with the Company’s 2018 Employee Long Term Incentive Plan, Mr. Tooman was granted options to purchase 580,000 ordinary shares of the Company at an exercise price equal to £5.26, the mid-market closing price on AIM on January 5, 2021. The options will vest over a period of four years, with 145,000 options vesting on the 12-month anniversary of the grant, and the remaining options vesting quarterly in twelve equal installments following the 12-month anniversary of the grant.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated January 6, 2021, “Silence Therapeutics Appoints Craig Tooman as Chief Financial Officer.”
99.2	Press release, dated January 6, 2021, “Silence Therapeutics Appoints Michael H. Davidson, MD, to Board of Directors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Mark Rothera

	Name:	Mark Rothera
	Title:	President and Chief Executive Officer

Date: January 6, 2021